Henkel

A Brand Like a Friend

RECEIVED

2007 FEB -6 A 10:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07020841

SUPPL

Datum / Date 18.12.2006
Ihre Nachricht / Your message

Abteilung / Dept. FJC Corporate Matters
Telefon / Phone +49 211 797 8959
Telefax / Fax +49 211 798 2464
E-Mail / E-mail thomas-gerd.kuehn@de.henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Dear Sirs,

Enclosed please find a copy of Henkel KGaA's press release of December 8, 2006, "Change in the Management Board in April 2008 as planned – Kasper Rorsted to succeed Ulrich Lehner in 2008".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Kühn Nicolas

PROCESSED

FEB 0 8 2007

THOMSON FINANCIAL

Encl.

Postanschrift
Henkel KGaA
40191 Düsseldorf, Deutschland

Firmensitz
Henkelstraße 67
40589 Düsseldorf, Deutschland

Telefon +49 211 797-0
Telefax +49 211 798-40 08

www.henkel.com

Bankverbindungen
Commerzbank AG, Düsseldorf
Konto 1 109 222, BLZ 300 400 00
BIC/SWIFT COBADEDD, IBAN
DE08 3004 0000 0110 9222 00

Deutsche Bank AG, Düsseldorf
Konto 2 272 409, BLZ 300 700 10
BIC/SWIFT DEUTDEDD, IBAN
DE32 3007 0010 0227 2409 00

Dresdner Bank AG, Düsseldorf
Konto 2 114 562, BLZ 300 800 00
BIC/SWIFT DRESDEFF300, IBAN
DE34 3008 0000 0211 4562 00

USt-IdNr. DE 119 429 301

Kommanditgesellschaft auf Aktien
Sitz Düsseldorf

Handelsregister
AG Düsseldorf HRB 4724

Aufsichtsratsvorsitzender
Dipl.-Ing. Albrecht Woeste

Geschäftsführung
Prof. Dr. Ulrich Lehner (Vorsitzender),
Dr. Jochen Krautter
(als persönlich haftende Gesellschafter)

Alois Linder, Kasper Rorsted,
Dr. Friedrich Stara,
Dr. Lothar Steinebach, Hans Van Bylen

221-050625

Press Release
December 18, 2006

Change in the Management Board in April 2008 as planned

Kasper Rorsted to succeed Ulrich Lehner in 2008

Düsseldorf – Henkel sets the course for a further successful future. **Ulrich Lehner** (60), on reaching the Henkel-internal retirement age of 62, will resign from his office of Chairman of the Management Board in April 2008. Lehner, who – except for a short break – has been with Henkel since 1981 and held the position of Chairman of the Management Board since May 2000, will thus terminate his position in the Management Board at the 2008 Annual General Meeting as planned. The Shareholders' Committee has appointed **Kasper Rorsted** (44), Executive Vice President Human Resources/Purchasing/Information Technologies/Infrastructure Services since April 2005, Deputy Chairman of the Management Board effective January 1, 2007. He will be appointed Chairman following the 2008 Annual General Meeting.

"We are pleased to give the position of Chairman of the Management Board to an internationally experienced and excellent manager in 2008. Kasper Rorsted will successfully continue Henkel's further development and internationalization", says Albrecht Woeste, Chairman of the Shareholders' Committee and of the Supervisory Board of Henkel KGaA.

Kasper Rorsted has made a successful career, having formerly held leading positions in the international managements of Digital, Oracle, Compaq and Hewlett Packard. Before he joined the Henkel KGaA Management Board, Rorsted was Senior Vice President and General Manager at Hewlett Packard, where he last headed the Europe, Middle East & Africa business with about 40.000 employees.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. Henkel, a Fortune Global 500 company, operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2005 Henkel generated sales of 11.974 billion euros. More than 50,000 employees work for Henkel worldwide. People in approximately 125 countries around the world trust in brands and technologies from Henkel.

Foto material and up-to-date CVs are available on the internet at:
http://press.henkel.com

Contact:

Henkel KGaA
Corporate Communications

Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-9208

Wulf Klüppelholz
Phone: +49-211-797-1875
Fax: +49-211-798-9208

press@henkel.com

END